

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

via facsimile and U.S. mail
Mr. Matthew A. Jones
Chief Financial Officer
311 Rouser Rd.
Moon Township, PA 15108

November 7, 2007

Re: **Atlas America Public #15-2005 (A) L.P.**
        Form 10-KSB for fiscal year ended December 31, 2006
        Filed April 2, 2007
        File No. 0-51944

Dear. Mr. Jones:

        We have completed our review of Atlas America Public #15-2005 (A) L.P.'s 2006 Form
10-KSB and do not, at this time, have any further comments.

                                    Sincerely,

                                    Karl Hiller
                                    Branch Chief